

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2020

Kristie L. LaRose
Vice President of Finance and Administration
Lifeloc Technologies, Inc
12441 West 49th Avenue. Unit #4
Wheat Ridge, CO 80033

>   **Re: Lifeloc Technologies, Inc**
>   **Form 10-K for the Fiscal Year Ended December 31, 2019**
>   **Filed March 24, 2020**
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2020**
>   **Filed May 13, 2020**
>   **File No. 000-54319**

Dear Ms. LaRose:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Note 2. Summary of Significant Accounting Policies
Inventories, page 26

1.   We note your disclosure that inventories are carried at the lower of cost or market. Please tell us how this is consistent with ASC 330-10-35-1B, which indicates that inventories should be valued at the lower of cost or net realizable value. Alternatively, revise your disclosures in future filings to state, if true, that inventories are stated at the lower of cost or net realizable value.

Item 9A. Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 35

2. We note that COSO issued the Internal Control-Integrated Framework in 2013. Please revise future filings to correct the year of its issuance.

Form 10-Q for the Fiscal Quarter Ended March 31, 2020

Exhibits

3. We note that both certifications filed as Exhibit 31.1 and 31.2 are signed by your Principal Accounting Officer and that Exhibit 31.1 refers to your Principal Executive Officer in the introduction. Please amend the filing to provide a corrected certification that is signed by your Principal Executive Officer. Refer to Item 601(b)(31) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Gary Newberry at (202) 551-3761 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences